Exhibit 99.1

Perion Reports Revenues of $60.3 Million for the Second Quarter 2020

Company advances long-term growth strategy amidst Q2 volatility;
Accretive strategic acquisition of Pub Ocean in Q3;
Improved visibility and strong indicators for accelerating growth lead to H2 2020 Revenues and Adjusted EBITDA guidance

Q2 2020 Highlights:
•	Total Revenues of $60.3 million, declined 5% year-over-year;
•	GAAP Net Loss of $2.2 million, compared to Net Income of $2.9 million in the same period last year;
•	Non-GAAP Net Income of $1.9 million, compared to $4.5 million in the same period last year;
•	GAAP Loss Per Share of $0.08, compared to Earnings Per Share of $0.11 in the same period last year;
•	Adjusted EBITDA of $2.5 million, compared to $7.4 million in the same period last year;
•	Net Cash provided from operations was $0.2 million inclusive of approximately $2 million decrease due to working capital needs in connection with the acquisition of CIQ;
•	Net Cash decreased from $45.0 million as of 12/31/19 to $35.4 million.

Tel Aviv & New York – August 5, 2020 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video advertising – announced today its financial results for the second quarter and six months ended June 30, 2020.

Financial Highlights*

(In millions, except per share data)

	Three months ended			Six months ended
	June 30,			June 30,
	2020	2019	%	2020	2019	%
Advertising revenues	$18.7	$21.3	(12)%	$42.4	$39.9	6%
Search and other revenues	$41.7	$42.3	(1)%	$84.0	$77.5	8%
Total Revenues	$60.3	$63.6	(5)%	$126.4	$117.4	8%
GAAP Net Income (Loss)	$(2.2)	$2.9	(177)%	$(0.9)	$4.1	(122)%
Non-GAAP Net Income	$1.9	$4.5	(57)%	$6.9	$7.8	(11)%
Adjusted EBITDA	$2.5	$7.4	(67)%	$8.7	$12.6	(31)%
Net cash provided by operating activities	$0.2	$8.4	(98)%	$2.6	$22.4	(88)%
GAAP Diluted Earnings (Loss) Per Share	$(0.08)	$0.11	(173)%	$(0.03)	$0.16	(119)%
Non-GAAP Diluted Earnings Per Share	$0.07	$0.17	(59)%	$0.24	$0.30	(20)%

* Reconciliation of GAAP to Non-GAAP measures follows.

“The financial impact of COVID -19 must be observed with a broader lens,” commented Doron Gerstel, Perion’s CEO. “I am very pleased with the resiliency and agility of our team amidst challenging conditions, finishing the first half of 2020 way better than expected thanks to the revenue flexibility provided by our product diversity across the three main pillars of digital advertising, as well as prudent cost saving initiatives, we deftly mitigated near-term pressure on advertising budgets resulting from the COVID-19 pandemic. This is enabling us to protect operating profits and generate cash flow in 2020 while continuing to build a unique strategic asset in the digital media ecosystem.”

Gerstel continued, “Despite a more than 15% industry wide decline in paid search advertising in the first half of 2020, our Search business grew by 8% year over year. We continue to grow the number of monetizable search queries we deliver to Microsoft Bing. While the decline in paid search rates has overshadowed the continued and growing momentum in our Search business, we are confident that as paid search rates begin to show signs of stabilization, our search business results will improve in the second half of this year.”

“Reductions in ad spending across all sectors and travel and automobile in particular, negatively impacted our Advertising business in the second quarter, but we are now seeing early indicators of recovery,” Gerstel added. “Additionally, we have completed all the necessary operating steps to assure we realize the benefits of our cost savings plan during 2020, which should yield $10 million of annualized savings on a proforma basis. Combined, our business is well prepared to take advantage of the recovery, as it unfolds differently across various industries.”

“The pandemic has not interrupted the implementation of our fundamental strategy of driving additional topline growth and profitability through accretive M&A’s,” Gerstel continued. “The integration of CIQ has gone extremely well and is now complete. We are very happy with CIQ’s performance, and are embarking aggressively on the post-implementation phase with the acquisition of Pub Ocean which offers significant and immediate synergies to CIQ and expected to drive incremental revenue and profitability gains during the second half of 2020 and beyond.”

Maoz Sigron, Perion’s CFO added, “Our momentum, cost-savings and improved KPIs in both our Advertising and Search businesses, lead us to believe that the worst is behind us, and give us the confidence to provide an outlook for the second half of the year, though we believe the trajectory of the recovery will be gradual and uneven. Based on our current visibility, we expect to generate revenue of $150-$160 million in the second half of 2020 versus $126.4 million generated in the first half, and Adjusted EBITDA of $11-$13 million in the second half of 2020 versus $8.7 million in the first half of the year. With our balance sheet and earnings power, Perion is uniquely positioned to emerge from these unprecedented times as a recognized leader in the digital advertising ecosystem, and to generate attractive returns for our shareholders.”

Financial Comparison for the second quarter of 2020:

Revenues: Revenues decreased by 5%, from $63.6 million in the second quarter of 2019 to $60.3 million in the second quarter of 2020. This decrease was primarily a result of a 12% decrease in Advertising revenues mainly due to COVID-19 impact on ad spend across the industry. The negative impact was partially offset by the acquisition of CIQ on January 14, 2020. Search and other revenues decreased by 1% as a result of lower paid search rates due to COVID-19, offset by growing number of monetizable search queries.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the second quarter of 2020 were $36.8 million, or 61% of revenues, as compared to $33.2 million, or 52% of revenues in the second quarter of 2019. The increase as a percentage of revenues is primarily due to the acquisition of CIQ and product mix.

Net Income: On a GAAP basis, net loss in the second quarter of 2020 was $(2.2) million, as compared to a net income of $2.9 million in the second quarter of 2019.

Non-GAAP Net Income: In the second quarter of 2020, non-GAAP net income was $1.9 million, or 3% of revenues, compared to the $4.5 million, or 7% of revenues, in the second quarter of 2019. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the second quarter of 2020, Adjusted EBITDA was $2.5 million, or 4% of revenues, compared to $7.4 million, or 12% of revenues, in the second quarter of 2019. A reconciliation of GAAP to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of June 30, 2020, cash and cash equivalents and short-term bank deposits were $47.9 million. Cash provided from operations in the second quarter of 2020 was $0.2 million, inclusive of approximately $2 million decrease due to working capital needs in connection with the acquisition of CIQ, compared to $8.4 million in the second quarter of 2019. The main reason for the decrease in cash flow from operations is attributed to approximately $2 million decrease caused by working capital needs in connection with the acquisition of CIQ.

Short-term Debt, Long-term Debt and Convertible Debt: As of June 30, 2020, total debt was $12.5 million, compared to $16.7 million at December 31, 2019, as a result of an additional paydown of the Company’s credit facility balance.

Conference Call:

Perion will host a conference call to discuss the results today, Wednesday, August 5, 2020 at 8:30 a.m. ET. Details are as follows:

•	Conference ID: 5917918
•	Dial-in number from within the United States: 1-888-394-8218
•	Dial-in number from Israel: 1809 212 883
•	Dial-in number (other international): 1-323-701-0225
•	Playback available until Wednesday, August 12, 2020 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 5917918 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation expenses, retention and acquisition related expenses, restructuring costs, loss from discontinued operations, revaluation of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising	$18,674	$21,300	$42,407	$39,884
Search and other	41,667	42,267	83,987	77,532
Total Revenues	60,341	63,567	126,394	117,416

Costs and Expenses:
Cost of revenues	4,880	6,068	10,646	11,834
Customer acquisition costs and media buy	36,801	33,175	72,939	60,608
Research and development	7,122	5,610	14,329	10,472
Selling and marketing	8,219	8,667	17,920	16,992
General and administrative	3,581	3,419	7,520	6,477
Depreciation and amortization	2,251	2,286	4,553	4,676
Total Costs and Expenses	62,854	59,225	127,907	111,059

Income (Loss) from Operations	(2,513)	4,342	(1,513)	6,357
Financial expense, net	741	989	733	2,314
Income (Loss) before Taxes on income	(3,254)	3,353	(2,246)	4,043
Taxes on income (benefit)	(1,015)	453	(1,341)	(89)
Net Income (Loss)	$(2,239)	$2,900	$(905)	$4,132

Net Earnings (Loss) per Share
Basic	$(0.08)	$0.11	$(0.03)	$0.16
Diluted	$(0.08)	$0.11	$(0.03)	$0.16

Weighted average number of shares
Basic	26,629,654	25,894,632	26,546,844	25,889,230
Diluted	26,629,654	25,896,520	26,546,844	25,891,306

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$30,986	$38,389
Restricted cash	1,221	1,216
Short-term bank deposits	16,872	23,234
Accounts receivable, net	35,862	49,098
Prepaid expenses and other current assets	3,369	3,170
Total Current Assets	88,310	115,107

Long-Term Assets:
Property and equipment, net	8,611	10,918
Operating lease right-of-use assets	20,725	22,429
Goodwill and intangible assets, net	166,369	128,444
Deferred taxes	5,872	6,171
Other assets	582	708
Total Long-Term Assets	202,159	168,670
Total Assets	$290,469	$283,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$36,601	$47,681
Accrued expenses and other liabilities	14,873	18,414
Short-term operating lease liability	3,806	3,667
Short-term loans and current maturities of long-term and Convertible debt	8,333	8,333
Deferred revenues	3,938	4,188
Short-term payment obligation related to acquisitions	13,946	1,025
Total Current Liabilities	81,497	83,308

Long-Term Liabilities:
Long-term debt, net of current maturities	4,167	8,333
Payment obligation related to acquisition	12,067	-
Long-term operating lease liability	18,386	20,363
Other long-term liabilities	6,025	6,591
Total Long-Term Liabilities	40,645	35,287
Total Liabilities	122,142	118,595

Shareholders’ equity:
Ordinary shares	218	213
Additional paid-in capital	246,888	243,211
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	498	130
Accumulated deficit	(78,275)	(77,370)
Total Shareholders’ Equity	168,327	165,182
Total Liabilities and Shareholders’ Equity	$290,469	$283,777

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income (Loss)	$(2,239)	$2,900	$(905)	$4,132
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,251	2,286	4,553	4,676
Stock based compensation expense	841	460	1,941	923
Foreign currency translation	(18)	(25)	(47)	(6)
Accrued interest, net	-	(4)	-	(203)
Deferred taxes, net	(1,637)	(314)	(1,952)	(860)
Accrued severance pay, net	8	98	33	(218)
Fair value revaluation - convertible debt	-	(99)	-	600
Loss from sale of property and equipment	84	-	84	-
Net changes in operating assets and liabilities	861	3,100	(1,060)	13,346
Net cash provided by operating activities	$151	$8,402	$2,647	$22,390

Cash flows from investing activities:
Purchases of property and equipment	(41)	(114)	(113)	(341)
Short-term deposits, net	(9,124)	700	6,362	(2,000)
Cash paid in connection with acquisitions, net of cash acquired	(1,045)	(1,200)	(16,145)	(1,200)
Obligation in connection with acquisitions	(3,428)	-	2,349	-
Net cash used in investing activities	$(13,638)	$(614)	$(7,547)	$(3,541)

Cash flows from financing activities:
Exercise of stock options and restricted share units	184	-	1,741	129
Payment made in connection with acquisition	-	-	-	(1,813)
Repayment of convertible debt	-	(7,949)	-	(15,850)
Repayment of long-term loans	(2,083)	(2,083)	(4,166)	(4,166)
Net cash used in financing activities	$(1,899)	$(10,032)	$(2,425)	$(21,700)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1)	8	(73)	(102)
Net decrease in cash and cash equivalents and restricted cash	(15,387)	(2,236)	(7,398)	(2,953)
Cash and cash equivalents and restricted cash at beginning of period	47,594	40,086	39,605	40,803
Cash and cash equivalents and restricted cash at end of period	$32,207	$37,850	$32,207	$37,850

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

GAAP Net Income (Loss)	$(2,239)	$2,900	$(905)	$4,132
Share based compensation	841	460	1,941	923
Amortization of acquired intangible assets	1,094	1,048	2,159	2,094
Retention and other related to M&A related expenses	1,885	347	3,721	604
Fair value revaluation of convertible debt and related derivative	-	(178)	-	89
Foreign exchange losses associated with ASC-842	201	157	(79)	449
Revaluation of acquisition related contingent consideration	282	-	282	-
Taxes on the above items	(127)	(227)	(217)	(530)
Non-GAAP Net Income	$1,937	$4,507	$6,902	$7,761

Non-GAAP Net Income	$1,937	$4,507	$6,902	$7,761
Taxes on income	(888)	680	(1,124)	441
Financial expense, net	258	1,010	530	1,776
Depreciation	1,157	1,238	2,394	2,582
Adjusted EBITDA	$2,464	$7,435	$8,702	$12,560
Non-GAAP diluted earnings per share	$0.07	$0.17	$0.24	$0.30

Shares used in computing non-GAAP diluted earnings per share	28,545,484	25,923,018	28,796,194	25,915,987